Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

EPR-Technologies, Inc.
23041 Wild Hunt Drive
Gaithersburg, MD 20882
https://www.epr-technologies.com/

Up to $1,070,000.00 in Preferred Stock at $0.50
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: EPR-Technologies, Inc.
Address: 23041 Wild Hunt Drive, Gaithersburg, MD 20882
State of Incorporation: AZ
Date Incorporated: June 13, 2006

Terms:

Equity

Offering Minimum: $10,000.00 | 20,000 shares of Preferred Stock
Offering Maximum: $1,070,000.00 | 2,140,000 shares of Preferred Stock
Type of Security Offered: Preferred Stock
Purchase Price of Security Offered: $0.50
Minimum Investment Amount (per investor): $200.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>**Investment Incentives and Bonuses***</u>

<u>Time-Based:</u>

Friends and Family Early Birds

Invest in the first 7 days and receive an additional 25% bonus shares.

Super Early Birds

Invest in the next 7 days and receive an additional 20% bonus shares.

Early Birds

Invest in the next 7 days and receive an additional 15% bonus shares.

<u>Amount-Based:</u>

$1,000+

Receive 10% bonus shares

$5,000+

Receive 20% bonus shares

$10,000+

Receive 40% bonus shares

*All perks occur when the offering is completed.

The Company and its Business

Company Overview

EPR-Technologies, Inc. is a biomedical company leading advances in emergency medicine to save lives when cardiopulmonary resuscitation (CPR) fails. EPR provides a critical opportunity to save the life of a loved one when CPR procedures are unable to resuscitate the individual. EPR proprietary techniques and products will be used in serious trauma cases, like auto accidents and shootings, sudden cardiac arrest, and other medical emergencies when CPR fails, by administering rapid profound hypothermia. EPR induces a state in which no oxygen delivery is required for 3+ hours, buying time for transport to a hospital followed by immediate surgical repairs and medical interventions. While in the EPR state and during surgical repairs, there is no heartbeat, no respiration, and no brain activity, and then after essential surgical repairs, the patient is rewarmed and resuscitated. **EPR is the next revolutionary resuscitation step in saving lives too precious to be lost**.

EPR products being developed include specific vascular rapid access catheter kits for inducing EPR, cold flush solutions, hospital-ready EPR refrigerators, and pump station platforms, ambulance portable EPR induction units, and training and education materials.

EPR-Technologies' business model will be to sell its products directly to trauma centers, hospitals, the U.S. military, and ambulance services. Additionally, products will also be sold through major medical healthcare product suppliers in the U.S. and in foreign countries.

Intellectual Property

Currently, EPR-Technologies has no awarded patents or pending patents, but EPR-Technologies has several key patents-in-preparation which will be completed and submitted in the U.S. and foreign countries with adequate funding availability, as a high priority. The titles for the initial six patents-in-preparation are as follows: #1 - Specific EPR Induction Kit; #2 - Specific Aortic Access Catheter; #3 - Specifically Configured Hospital Refrigerator-Pump; #4 - Specific Guided Transthoracic Catheter; #5 - Ambulance Portable Refrigerator-Pump System; and #6 - Oxygen Carrying Additive for EPR Induction Vascular Patency. These patents will be fully owned by EPR-Technologies.

Corporate History

EPR-Technologies, Inc. was initially organized as a Delaware corporation on June 13, 2006. For the next decade, the Company remained in the R&D stage. The Company closed out its registration in Delaware and registered as an Arizona corporation on August 29, 2016.

Competitors and Industry

EPR-Technologies, Inc. is at the nexus of emergency medicine, resuscitation medicine, and therapeutic hypothermia. EPR-Technologies is currently the only company involved in rapid profound hypothermia to save a life when CPR fails. The Company's prior research and the ongoing clinical trial are supported by the U.S. Army and Department of Defense. Currently, the EPR clinical trial is the only FDA-approved trial for rapid profound hypothermia. We believe that the revolutionary approach and extended lead time that has been necessary for obtaining FDA approval for the clinical trial has discouraged any potential competition at this point in time. EPR-Technologies is now committed to product commercialization and will be first in the medical marketplace with expert know-how and key initial products. EPR's profound hypothermia (7°C or 44.6°F) must not be confused with mild hypothermia (33°C or 91.4F$^{\circ}$), which is a totally different medical intervention used in comatose survivors of serious heart attacks. For mild hypothermia, there are several manufacturers of equipment used for mild cooling, not at all useable for rapid profound hypothermia. **EPR-Technologies is currently the only company involved in profound hypothermia applications and its necessary unique products**.

The Therapeutic Hypothermia or temperature therapy medical industry had a product market value of $1.4 billion in 2019 with a projected Compound Annual Growth Rate (CAGR) of 6% to reach an estimated $2.5 billion by 2030. (Reference: Localized Temperature Therapy Products Market to rise at 6% CAGR between 2020 and 2030: FMI-PharmiWeb.com,11 Jan 2022)

Current Stage and Roadmap

EPR-Technologies' techniques and initial prototype products are being evaluated in the first-ever FDA-approved human clinical trial of rapid profound hypothermia, ongoing at Maryland Shock Trauma, Baltimore, and soon to be similarly started at Cook County Hospital, Chicago. The ongoing, preliminary clinical trial results are extremely promising, and we expect that it will become the standard of care when CPR fails.

This current capital raise will permit our first prototype product manufacturing and marketing, along with education and training courses and materials for emergency room (ER) physicians, trauma surgeons, and eventually paramedics for point-of-injury EPR induction. Product market initiatives will focus first on U.S. Level I and Level II trauma centers, followed by Levels III through V, then all hospital emergency rooms, and finally, paramedic capabilities. Because of the strong EPR support from the U.S. military, EPR-Technologies will also focus on sales and training provided to the U.S. Department of Defense as soon as possible. The global focus will first be in Canada, Europe, Israel, Japan, and South Korea, followed by China and Southeast Asia, and then other countries with advanced medical capabilities.

Pending an initial funding raise and follow-on revenues, a roadmap for Program Phases may be timed as follows: (1) Ongoing Human Clinical Trials; (2) 1st Generation Product Manufacturing, Marketing, and Sales; (3) Product Use Expansion to Paramedics; (4) Human Clinical Trials for Expanded Medical Emergency Applications; and (5) Development of Planned 2nd and 3rd Generation EPR Products for Easier and Improved Use in EPR Induction.

The Team

Officers and Directors

Name: Lyn Yaffe, M.D.

Lyn Yaffe, M.D.'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, Chairman and CEO
  Dates of Service: August 29, 2016 - Present
  Responsibilities: Lyn is responsible for leadership, management, financial, and general operations of EPR-Technologies, particularly including EPR product development, strategic R&D, clinical trials, and future directions. Currently, Lyn is unsalaried but owns 40 million shares in the company, plus 8 million shares jointly with Stezoski and Wu. If $1.07M is raised, then Lyn will receive a maximum salary of $75K per year. Benchmarks include submission of 4 of the 6 patents-in-preparation during the first 4-6 months, and completion of initial EPR product submissions to the FDA for approvals, initial sales and marketing of products to major U.S. trauma centers, and tangible progress on 2nd generation

EPR products.

- **Position:** Acting Secretary/Treasurer
  Dates of Service: August 29, 2016 - Present
  Responsibilities: Submitting all annual reports, tax forms, and managing finances of the company

Name: Thomas Hardiman

Thomas Hardiman's current primary role is with Independent Contractor/Consultant for City of Stamford, Connecticut. Thomas Hardiman currently services 15-20 hours per week hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Executive Vice President and Member of the Board of Directors
  Dates of Service: August 29, 2016 - Present
  Responsibilities: Thomas is a voting Board Member on all Board Decisions. Also, Thomas is responsible for identifying and pursuing funding opportunities for EPR-Technologies, and planning for marketing and sales in the U.S. and globally once products are FDA approved for EPR applications and use. Currently, Thomas is unsalaried by EPR-Technologies and owns 1% of Common Shares and 1% of Preferred Shares.

Other business experience in the past three years:

- **Employer:** Independent Contractor/Consultant for City of Stamford, Connecticut
  Title: Independent Contractor/Consultant for Facilities Department, City of Stamford, CT
  Dates of Service: January 15, 2019 - Present
  Responsibilities: Management of Facilities Operations and Needs

Name: Xianren Wu, M.D.

Xianren Wu, M.D.'s current primary role is with Geisinger Medical Center, Danville, Pennsylvania. Xianren Wu, M.D. currently services Works on an as needed basis only (on average, approximately .4 hours per week) hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder and Member of the Board of Directors
  Dates of Service: August 29, 2016 - Present
  Responsibilities: Voting Board Member on all Board Decisions. Xianren is currently uncompensated for his role but owns 40 million shares in the company, plus 8 million shares jointly with Yaffe and Stezoski.

- **Position:** Scientific Advisor
  Dates of Service: August 29, 2016 - Present
  Responsibilities: Provides Scientific Expertise in Profound Hypothermia

Other business experience in the past three years:

- **Employer:** Geisinger Medical Center, Danville, Pennsylvania
  Title: Trauma Anesthesiologist
  Dates of Service: January 15, 2005 - Present
  Responsibilities: Active Trauma Anesthesiologist during surgical procedures

Name: Brad Stezoski

Brad Stezoski's current primary role is with UPMC Presbyterian Shadyside. Brad Stezoski currently services 1-2 hours per week hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Member of the Board of Directors
  Dates of Service: July 09, 2019 - Present
  Responsibilities: Voting rights as Member of the Board of Directors for all board decisions. Brad is currently uncompensated for his role.

Other business experience in the past three years:

- **Employer:** UPMC Presbyterian Shadyside
  Title: System Analyst - Technical Pro
  Dates of Service: December 19, 2010 - Present
  Responsibilities: Lead developer of SharePoint sites for all administrative medical departments at University of Pittsburgh Medical Center

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Preferred Stock in the amount of up to $1,070,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order

to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Preferred Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred Stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of other classes of stock could be more advantageous to those investors than to the holders of Preferred Stock. In addition, if we need to raise more equity capital from the sale of Preferred Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which

management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service

It is possible that there may never be an operational EPR-Technologies approved product line or service or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our EPR-Technologies products and services. Delays or cost overruns in the development of our EPR-Technologies products and services and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating if the company cannot find another source of investment, and you may get nothing. Even if we sell all the preferred stock we are offering now, the Company will probably need to raise more

funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

Currently, EPR-Technologies has no competition known to us. But there can be no assurance that competitors in the future will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify if we are successful.

We are an early stage company and have not yet generated any profits

EPR-Technologies, Inc., was incorporated in the State of Arizona on August 24, 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. EPR-Technologies has not incurred any net loss and has had no revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that EPR-Technologies capabilities, products, and services are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it

is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company plans to file patent applications, which might be vulnerable.

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Lyn Yaffe, M.D., Co-Founder	20,000,000	Common Stock	30.7%
Lyn Yaffe, M.D., Co-Founder	20,000,000	Preferred Stock	
Xianren Wu, M.D., Co-Founder	20,000,000	Common Stock	30.7%
Xianren Wu, M.D., Co-Founder	20,000,000	Preferred Stock	
Cheryl Stezoski (Widow of Deceased EPR-Technologies' Co-Founder William Stezoski)	20,000,000	Common Stock	30.7%
Cheryl Stezoski (Widow of Deceased EPR-Technologies' Co-Founder William Stezoski)	20,000,000	Preferred Stock	

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,140,000 of Preferred Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 69,000,000 outstanding.

Voting Rights

1 vote per 1 share

Material Rights

There are no material rights associated with Common Stock.

Preferred Stock

The amount of security authorized is 100,000,000 with a total of 61,000,000 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

There are no material rights associated with Preferred Stock.

What it means to be a minority holder

As a minority holder of Preferred Stock of the company, you will have no voting rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 69,000,000
  Use of proceeds: Shares awarded to employees, founders, family
  Date: August 29, 2016
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 61,000,000
  Use of proceeds: Share awarded to employees, founders, family
  Date: August 29, 2016
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

EPR-Technologies currently has no revenue, no cost of goods sold, no gross nor net profits, and no significant expenses of any kind since it was incorporated. The Company believes that it can continue to operate without revenues for a very extended period of time. During EPR-Technologies' no expenses and no revenue period, the Company awaits the completion of the EPR clinical trial and an initial successful campaign launch for raised funds to (1) move our patents-in-preparation to completion and submission, (2) complete FDA submission and approvals for our key initial prototype products to induce EPR rapid profound hypothermia, and (3) begin

marketing and sales to trauma centers and hospitals.

Foreseeable major expenses based on projections:

EPR-Technologies has no major expenses until funds are raised for the Company to complete patents-in-preparation, move prototype products through FDA submissions and approval, and begin marketing and sale of initial key EPR products.

Future operational challenges:

Future operational challenges will be providing adequate education and training opportunities for trauma surgeons and emergency room physicians to implement EPR rapid profound hypothermia at their medical institutions and facilities. This will be accomplished with an adequate capital raise but also offset by charging medical staff and institutions for training as is currently done for many medical education and training requirements.

A second operational challenge will be to have the general public properly understand that EPR rapid profound hypothermia is meant to provide one more opportunity at resuscitation when CPR fails, and that like CPR, EPR it not guaranteed for success in all medical cases. Also, to understand that profound hypothermia followed by resuscitation is not "resurrection", but just 3+ hours of tolerance to ischemia for one more chance at survival.

Future challenges related to capital resources:

The challenge for capital resources is to have adequate capital raises through crowdfunding or other means, in order to sustain our initial goals without knowing the exact length of time for FDA product approval and adequate medical staff training opportunities and completions. While it is anticipated that the FDA will move quickly to approve EPR related products and procedures once submitted, this time course period remains somewhat uncertain. Perhaps 6 months maximum would be a reasonable estimate. Adequate education and training throughout the U.S. could take up to a year following FDA approval but could be done more rapidly depending on funds available to EPR for course materials, trainers, and number of training teams.

Future milestones and events:

EPR's rapid profound hypothermia is a revolutionary step in resuscitation capabilities. The highly anticipated success of the clinical trial will catapult EPR procedures into public view more than ever before. The immediate milestone and event that will impact the company will be its ability to move quickly to provide the training, equipment, and disposable products when all major medical facilities are eager to have the availability of EPR technologies to save lives when CPR fails. This will be very positive financially for the Company, but the Company must be ready to meet the needs of medical institutions by adequate capital investment now to provide the essential training capabilities and products.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

There are no other capital resources currently available apart from the StartEngine campaign.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Currently, raised funds through the StartEngine crowdfunding campaign are the initial planned source of financial resources. There are no other capital resources currently available.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Crowdfunding campaign funds would be very helpful to the viability of the company at this point in time. All funds currently available to move forward will be from the crowdfunding campaign, it will comprise 100% of the company's funds at that point in time.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Our current expenses and operating costs are essentially zero. If the minumum campaign funds are raised, then the company will continue to operate as currently, seeking other funds to move forward, and awaiting completion of the EPR clinical trial.

How long will you be able to operate the company if you raise your maximum funding goal?

With a fully successful campaign raise, that would permit the company to move its product line and services forward to completion for sales and marketing pending FDA approval of the completed clinical trial for a maximum of 18 months before additional funds from added capital raises or the sale of products will be necessary.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, there are no additional future sources of capital available.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $65,000,000.00

Valuation Details:

An independent valuation modeling of EPR-Technologies, Inc., was performed by Steven L. Werkheiser, Sr., an experienced financial planning and analysis expert.

The valuation modeling used a probabilistic approach to looking at the potential return from the project. With EPR-Technologies, Inc., four (4) key variables were used in factoring in the range of outcomes for the project. The first variable was the percent of disposable product revenue. The range used was 75% at the low end and 400% at the high end. This was driven by the capture rate used in the model. The capture rate could be 50% less than predicted to an increase of 300%. The second variable was the number EPR product units to be used. The range was a decrease of 25% to an increase of 200% from the baseline capture forecasts. This was driven partly by the number of EPR product units in each hospital with the range used of 3.75 to 20 with the baseline of 5. The third variable was the EPR training revenue. The range was from a decrease of 25% to an increase of 100%. This will be driven partly by the increase in EPR units in the hospitals that will increase the number of people trained to use the equipment and the potential increase of paramedic and ambulance operators trained. The fourth variable was the range for the cost of goods sold. This could vary from 40% of sales to 60% of sales with 50% as the baseline.

The overall range for the EPR project was a return of -$7.31 million at the absolute low end to a high of $298.63 million at the high end. The mean for the project is $83.2 million (a 555% return) and the median is $66.4 million (a 442% return). The project gets to a 159% ($23.8 million) return at the 10% range of the outcomes. This means that you have only a 10% chance of going below that outcome and a 90% chance of doing better. At the high end, the outcome of $298.6 yields a return that is 1990%. **The point estimate for the most likely outcome is $93.4 million** (a 622% return).

To recap, the most likely mean valuation for EPR-Technologies is $93.4 million. Then for the pre-market value for all common and preferred shares, using a more conservative percentage of mean valuation outcome, say 70% of $93.4 million, or $65

million, divided by the issued shares of 130,000,000, gives a share price of $0.50 per share.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed all preferred stock is converted to common stock.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  2.0%

- *Patent Completions and Submissions in the United States, to the extent possible.*
  96.5%
  The Company has several patents-in-preparation to ensure that the EPR-Technologies' products, techniques, and training information are protected from competition.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  2.0%

- *Marketing*
  14.95%
  Provides information on EPR products, profound hypothermia induction, and training materials and classes to trauma surgeons, emergency room staff, paramedics, and military physicians and surgeons. This is achieved through medical specialty conferences, presentations, publications, web materials, and our medical science liaison personnel to bring full awareness of EPR directly to the emergency medicine field, particularly focused on trauma surgeons initially, then the military, emergency room staffs, and paramedics. Also, eventually, public knowledge of EPR use is essential through internet, TV, and commercial presentations and ads to make the public aware of EPR's goal for a chance at survival when CPR fails.

- *Research & Development*
  16.41%
  Research and Development funds will be used to finalize and prototype 2nd generation EPR products to make rapid profound hypothermia easier to induce when CPR fails by engineering as much automation and monitoring in the EPR products as possible.

- *Company Employment*

15.14%
Initially, EPR-Technologies will employ an EPR-knowledgeable, minimum number of employees to perform key and essential duties to make the EPR products available for marketing, sales, and distribution. Probably, 3 key individuals needed.

- *Working Capital*
  5.14%
  Includes standard working capital items such as office space, utilities, phones, and internet. Office space and other office equipment will be available at planned small/startup business spaces made available at minimum costs via State and local business incubator offices.

- *Inventory*
  4.67%
  Initial inventory will include basic and essential EPR product raw materials and components, manufacturing operating supplies, and EPR completed products. The initial inventory will be kept small based on available funds, but adequate to meet initial trauma center demands.

- *Manufacturing*
  31.31%
  These manufacturing funds will be used to purchase raw materials to produce EPR products and training materials. The initial product runs will be focused on leading trauma centers and medical emergency trauma surgeon influencers who will help make EPR the standard of care when CPR fails.

- *Patents and Legal*
  8.88%
  These funds will be used to complete several patents-in-preparation for U.S. submission, as well as for protection in essential European and Asian markets.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.epr-technologies.com/ (The EPR-Technologies' website will be updated to show annual reports under the Tab "Our Company", subheading Tab "Annual Reports".).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/epr-technologies

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR EPR-Technologies, Inc.

[See attached]



EPR-Technologies, Inc. (the "Company") an Arizona Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021



To Management
EPR-Technologies, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
January 31, 2022

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	24	39
Total Current Assets	24	39
TOTAL ASSETS	24	39
EQUITY		
Additional Paid in Capital	344	314
Accumulated Deficit	(320)	(275)
Total Equity	24	39
TOTAL LIABILITIES AND EQUITY	24	39

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	-	-
Cost of Sales	-	-
Gross Profit	-	-
Operating Expenses		
General and Administrative	45	45
Total Operating Expenses	45	45
Operating Income (loss)	(45)	(45)
Provision for Income Tax	-	-
Net Income (loss)	(45)	(45)

Statement of Cash Flows

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	(45)	(45)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-	-
Net Cash provided by (used in) Operating Activities	(45)	(45)
FINANCING ACTIVITIES		
Additional Paid in Capital	30	-
Net Cash provided by (used in) Financing Activities	30	-
Cash at the beginning of period	39	84
Net Cash increase (decrease) for period	(15)	(45)
Cash at end of period	24	39

Statement of Changes in Shareholder Equity

	Common Stock		Preferred Stock				
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/20	69,000,000	-	61,000,000	-	314	(230)	84
Additional Paid in Capital	-	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	-	(45)	(45)
Ending Balance 12/31/2020	69,000,000	-	61,000,000	-	314	(275)	39
Additional Paid in Capital	-	-	-	-	30	-	30
Net Income (Loss)	-	-	-	-	-	(45)	(45)
Ending Balance 12/31/2021	69,000,000	-	61,000,000	-	344	(320)	24

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

EPR-Technologies, Inc. ("the Company") was formed in Arizona on August 24th, 2016. It is a biomedical company leading advances in emergency medicine to save lives when cardiopulmonary resuscitation (CPR) fails. The Company provides a critical opportunity to save the life of a loved one with emergency preservation and resuscitation (EPR) when CPR procedures are unable to resuscitate the individual. The Company's proprietary techniques and products will be used in serious trauma cases, like auto accidents and shootings, sudden cardiac arrest, and other medical emergencies when CPR fails, by administering rapid profound hypothermia. EPR induces a state in which no oxygen delivery is required for 3+ hours, buying time for transport to a hospital followed by immediate surgical repairs and medical interventions. While in this state and during surgical repairs, there is no heartbeat, no respiration, and no brain activity, and then after essential surgical repairs, the patient is rewarmed and resuscitated. EPR will provide the next revolutionary resuscitation step in saving lives too precious to be lost.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

<u>Concentrations of Credit Risks</u>

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

<u>Advertising Costs</u>

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

<u>General and Administrative</u>

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

<u>Equity Based Compensation</u>

The Company does not have any equity-based compensation plans.

<u>Income Taxes</u>

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

<u>Recent accounting pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

No debt.

NOTE 6 – EQUITY

The Company has authorized 100,000,000 shares of Common Stock with a par value of $5.00 per share. 69,000,000 shares were issued and outstanding as of 2020 and 2021.

The Company has authorized 100,000,000 shares of Preferred Stock with a par value of $5.00 per share. 61,000,000 shares were issued and outstanding as of 2020 and 2021.

Common Shareholders are entitled to one vote per share. Preferred Shareholders have liquidation preference and cannot vote.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through January 31, 2022, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these

consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Main Campaign Video

Hello, my name is Lyn Yaffe, and I head up EPR-Technologies.

Imagine you or a loved one is in a serious auto accident. You're severely traumatized, you're bleeding heavily, the paramedics arrive, the loss of blood is massive, the paramedics administer IV fluids, but to no avail, you go into cardiac arrest. CPR, cardiopulmonary resuscitation, chest compression and mouth-to-mouth breathing, is started. Defibrillation is done, repeatedly, but the paramedics cannot get your heart started. You're pronounced dead.

Or imagine, there's a mass shooting incident, at a school, a church, or some entertainment venue. You're shot and bleeding, you go into cardiac arrest from the loss of blood. In the chaos, bystanders begin CPR, the paramedics arrive, but continued CPR and defibrillation cannot get your heart restarted. You're pronounced dead at the scene.

Similarly for a severely injured combat casualty, bleeding to the point of cardiac arrest, no time for adequate CPR which would probably fail anyway because of the massive blood loss. You're pronounced killed in action.

Or you suffer sudden cardiac arrest because of a cardiac arrhythmia from coronary artery disease for example. Again, bystanders start CPR, but even paramedics cannot get your heart restarted. You pronounced dead.

These scenarios make the tragic point that when CPR fails, as it does in the vast majority of serious trauma and sudden cardiac arrest victims, you're dead because currently there are little to no alternatives, next procedures, or techniques to buy time to save that life.

Unrecoverable trauma and sudden cardiac arrest victims, aside from the death of a loved one, are responsible for an enormous loss of potential economic productivity, in the tens of billions annually, more than heart disease in general, diabetes, and cancer combined.

Trauma could strike anyone of us, anytime, anywhere. And sudden cardiac arrest could be the result of undiagnosed cardiac disease that only first manifests as an unrecoverable cardiac arrest event.

Now what EPR technology is designed to do, is provide one more chance for life when CPR fails by inducing rapid profound hypothermia, a delay in resuscitation, buying time for transport to a trauma center, followed by surgical repairs, then resuscitation.

This approach and capability were developed at the Safar Center for Resuscitation Research, University of Pittsburgh, by Dr. Peter Safar, who is considered the father of cardiopulmonary resuscitation. He died in 2003, but the research and development in EPR has continued to the present funded by the U.S. military.

EPR-Technologies was formed then, a human clinical trial has been approved by the food and Drug Administration, the FDA, and is ongoing at Maryland Shock Trauma in Baltimore.

EPR induction techniques and products are designed to rapidly cool one's vital organs and then the entire body down to 10 degrees Centigrade, 50 degrees Fahrenheit, at which profound hypothermic temperature, the brain and body require no oxygen for 3 plus hours, buying time for transport and surgical repairs, followed by resuscitation.

The EPR procedures have worked very well in large animal studies providing the FDA the necessary basis for a human clinical trial. Early results in the most severely traumatized individuals have demonstrated that rapid profound hypothermia works, and delayed resuscitation can give a victim one more chance at survival.

EPR stands for Emergency Preservation and Resuscitation and, following failed CPR, has the potential to provide a trauma or cardiac arrest victim an alternative to failed CPR, and one more chance at survival.

Based on our monitoring of the emergency medical field, FDA approvals, and close contact with leading trauma surgeons, no other company works in this emergency medical market space currently, and the EPR human clinical trial is the only FDA-approved clinical trial of its kind.

It's important to note that EPR's profound hypothermia, 10 degrees Centigrade, 50 degrees Fahrenheit, must not be confused with mild hypothermia, 33 degrees Centigrade, 91 degrees Fahrenheit, which is a totally different medical intervention used in comatose survivors of serious heart attacks.

For mild hypothermia, there are several manufacturers of equipment used for mild cooling, not at all useable for rapid profound hypothermia. As said, currently, EPR-Technologies and rapid profound hypothermia have no competitors in the emergency medical market.

We plan to commercialize its unique products, techniques, services, and training needed to make EPR the standard of care when CPR fails.

Own a piece of the future for emergency medicine to save the lives of precious loved ones.

The Solution Section Video

[Music]

trauma can strike any of us anywhere

anytime

it's a leading cause of death between

the ages of 1

and 46.

the cost of trauma care and lost

productivity is over 600 billion dollars

in the united states each year that's

more than heart disease diabetes

and cancer

trauma also can strike close to home

i grew up about a mile away from the

tree of life synagogue in pittsburgh

pennsylvania

little did we know that our quiet little

neighborhood

could be struck by a horrific mass

shooting

yet there's another mass shooting just

two nights ago in california it never

ends one of the most difficult parts of

trauma care

is having to tell a family of a trauma

victim

that their loved one didn't make it

tom scalia who's the

physician in chief of the shock trauma

center here in baltimore recently

commented

how many more parents do i have to tell

that the children are dead

we need to do better

when i was a surgery resident at the

university of pittsburgh my wife was an

emergency medicine resident

we actually came to shock trauma as

visiting residents and i distinctly

remember seeing a trauma patient who had

established a heart

and

despite doing all the right things

we put in a breathing tube to help him

breathe gave him blood

we

opened his chest to directly massage the

heart and try to fix the injuries

but we couldn't save him

so many thoughts went through my head

that night

what if the medics had gotten him to us

faster

what if we had given him more blood what

if he had opened his chest faster

what if we just had more time

to try to save his life

what if what if

what just so happens that a couple

months after that i started doing

research with peter saffer

peter's known as the father of

cardiopalm resuscitation or cpr

cpr saved countless lives

of patients with non-traumatic cardiac

arrest

but cpr doesn't work in trauma patients

the main reason that our trauma patients

die and have cardiac arrest is because

they've bled so much there's no more

blood in the system

so pressing on the chest won't make a

difference

and we know that about one in 20

of our trauma patients

survive when we try to resuscitate them

from a cardiac arrest

we need to do better

so dr staffer along with ron bellamy

from the army looked at some data from

the vietnam war

they noticed that there are some

soldiers killed in action

that died immediately they probably have

injuries that we can't

fix

but there are many that died within 30

minutes to two hours and that's a time

frame

in which if we had some novel therapy

something that could actually stop the

clock and buy time to try to save them

maybe more of them would live

and they often had injuries that were

actually fixable

so what could we use to help buy this

time

could

cooling the patient

be the answer

well hypothermia has many potential

benefits

it decreases the body's need for oxygen

and blood flow

decreases free radicals inflammation

excitation in the brain

but not so fast say people in the trauma

world slow down cowboy

hypothermia decreases the body's ability

to make clots so the patients will bleed

more

it causes shivering and stress

we teach all of our trainees the lethal

triad

of trauma which is hypothermia acidosis

and cyclopathy which means they they

bleed more

and the surgical dogma

is that hypothermia is bad

we need to keep the patients warm

but we would disagree and we have three

factors that makes us think that

hypothermia could be the answer here

first

we and others had already shown that

mild hypothermia to cardiac arrest

could improve outcomes for non-traumatic

cardiac arrest

second

our cardiac surgical colleagues have

used deep hypothermia down to around 60

degrees fahrenheit

to allow them to stop the circulation of

the whole body so they could operate on

a little baby with a birth defect

or an adult with aortic disease

third

there are numerous reports of patients

having cold water drowning where they

survived even after being underwater for

over an hour think about that for a

second

you're under water

can't breathe but your body cools fast

enough

that your brain your heart other organs

are protected and you can actually

survive for over an hour

so we took this idea to the lab and we

call what we're working on emergency

preservation and resuscitation or epr

we call this protection preservation of

the whole body for a period of no blood

flow

for two hours or more

to allow transportation and control of

bleeding

followed by delayed resuscitation

in order to do this we're all we're

trying to do here is buy time to stop

the bleeding

so we need to cool the body really fast

and the best way that we found to do

that is to pump a large amount of ice

cold saline directly into the body into

the arteries to cool the brain heart as

fast as possible

when we did this

we found that the longer the period of

no blood flow that we wanted or epr

the colder we had to go

for 15 and 20 minutes cooling down 93

degrees fahrenheit's fine

but if we want to go to 60 minutes 90

minutes or even longer

we had to cool down to 50 or 60 degrees

fahrenheit

and when we did this

we found that with prolonged bleeding

and cardiac arrest

that was survivable with epr

emergency preservation resuscitation

but not with standard normal temperature

cpr

we added some drugs to the saline see if

that would help that to make a

difference it's just about the

temperature

most importantly

we found that we could actually repair

stimulated injuries

using epr

well given the success in the lab we

felt it was time to take this to our

patients

and currently here at the university of

maryland working on a study that we call

the emergency preservation and

resuscitation for cardiac arrest from

trauma or epr cat

so in this trial

we try to select patients that we think

have the most potential for benefit

from epr so specifically we're looking

at patients who've had penetrating

trauma gunshot wounds stab wounds

18 to 65 years of age

they lose the pulse within about five

minutes of getting to the hospital we do

all the normal things we do put in a

breathing tube give them blood open the

chest

we don't get them back

and that patient we can then say we'll

switch gears and go to epr

so how do we induce cpr on these

patients

well

we already have the chest open so what

we can do

is put a large tube that we call a

cannula directly into the aorta

and pump a large amount of cold saline

into the body

cool as fast as possible and then we

drain the blood and the saline out of

the right side of the heart

once the brain gets down to 50 to 60

degrees fahrenheit

we stop the pump

the patient meets the epr criteria and

now we've gone

to the operating room

now in the operating room

the trauma surgeon needs to stop the

bleeding

but we also need a cardiac surgeon

because now this kind of temperature the

heart's not going to beat so we need to

put the patient on heart lung machine

once we do that

we start the flow of blood we give them

blood we also start warming them up

slowly

and once they get up to a normal

temperature

if we can regain a pulse

then

we can try and take the patient off the

heart lung machine and take them to the

intensive care unit

as you can imagine this whole process

takes a large multi-professional team

we need to train this team so we have

the trauma surgeons cardiac surgeons

trauma anesthesiologists cardiac

anesthesiologists

profusionists are on the heart lung

machine the blood bank the staff the

trauma resuscitation unit the intensive

care unit the operating room

so if we have all those team members

around

we can go ahead and do epr

if we don't

that patient can still be enrolled in

the study as part of our control group

as a comparison

and our goal right now is enroll 10

patients who get epr

and 10 who don't

in the end our main goal with all of

this is that we can hopefully save

patients

or otherwise would have died of their

injuries

and have them go back to the normal

healthy lives

for those patients

for their families

for the trauma team

we believe that epr

could be a game changer

and hopefully

fewer parents will need to hear the

child has died

thank you very much

[Applause]

you

12:21

NOW PLAYING

6 Psychological Tricks To Command Respect Instantly

Charisma

Thank you.

How EPR Saves Lives Video (in campaign page)

currently patients who've suffered a

cardiac arrest where their heart stops

from major trauma

rarely survive less than one out of ten

of these patients leave the hospital

alive epr or emergency preservation and

resuscitation is a novel way that we're

hoping to try to resuscitate trauma

patients who suffered a cardiac arrest

what do we have here we have a 22 year

old gunshot wound to the chest it's

agony epr buys time because the body

can't tolerate not having blood flow for

more even more than just a few minutes

by cooling them we can buy time by

slowing down the processes that occur

when there's no blood flow to the vital

organs like the heart and brain

this will allow the surgeons to repair

injuries and save the patient blood

pressure on them a patient might come

into the emergency department having

suffered a gunshot wound or stab wound

and then we find that the patient

doesn't have a pulse just going in i

don't have a pulse anymore you guys

don't

routine care for somebody like this

would include

putting in a breathing tube to help them

breathe

putting in large intravenous catheters

so we give them lots of fluids and blood

but all these

endeavors don't often work

what do you think i'm canada for epr

what we then do is sometimes open the

chest to help do what's called open

chest cpr

but this still doesn't work in many

circumstances with epr what we would

then do is put in a large tube to be

able to administer a large amount of ice

cold fluid

to the patient in order to cool them

down

to 50 degrees

once they're cooled now we have some

time to get the patient to the operating

room for the surgeons to control the

bleeding and then we can resuscitate

them in a delayed fashion

the interest in using hypothermia

therapeutically

after

various types of problems such as

cardiac arrest or trauma came about from

noticing that there are patients who

drown in cold water and survive

incredibly long times underneath the

water so it appears that hypothermia

could have a great preserving effect

if you have a cardiac arrest

therapeutic hypothermia after cardiac

arrest involves just cooling patients by

about six or seven degrees below normal

for epr we're talking about cooling them

by almost 50 degrees below the normal

temperatures this type of cooling has

never been tried before in trauma

patients

before conducting any kind of research

like this in patients we do have to have

a significant amount of preclinical work

to show that this will may work in the

situation our studies suggest that epr

can save lives

obviously a patient who has a cardiac

arrest is not in a position to be able

to give us consent like we would for a

routine type of research study so in

this type of trial we need to do

community consultation where we tell the

community about this project that we're

trying to do

and get their feedback and we also

disclose this to the public so people

know that we are doing this trial in

this area this type of study does have

to be reviewed by federal agencies as

well as local ethics boards

that way that we can maintain the

appropriate safety for the public as we

conduct this trial

because this is a

new technique and very few people will

know how to do this we won't be able to

apply this in every patient who would

fit the appropriate criteria so there

will be patients who will come through

who might be candidates for epr that for

the moment we would not enroll and we

would continue our standard care

patients who've suffered blunt trauma

which is usually from car accidents or

falls will not be included in this study

we will also not be including children

pregnant women or people over the age of

65.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

ARIZONA CORPORATION COMMISSION CORPORATIONS DIVISION

COVER SHEET

USE A SEPARATE COVER SHEET FOR EACH DOCUMENT
** ORDER COPIES USING A RECORDS REQUEST FORM **

WHAT ARE YOU FILING?

☐ New Entity   ☐ Change to existing entity   ☑ Re-submission of rejected filing

ENTITY NAME - give the exact name of the entity as currently shown in A.C.C. records:

EPR-Technologies, Inc.

EXPEDITED PROCESSING?   ☑ **YES** - select 1 option below   ☐ **NO** - pay only the filing fee

NOTE: A current phone number is required for ALL Same Day/Next Day services. Same Day/Next Day service will not guarantee approval of submitted document(s) and only guarantees that the document(s) will be examined within the stated time frames. All fees are nonrefundable. Document filing fees are listed on the bottom of each form or on the fee schedule on our website, http://ecorp.azcc.gov, under the FAQs.

☐ **EXPEDITED PROCESSING, ADD $35.00**

☐ **SAME DAY SERVICE, ADD $200.00**
Document will be examined by 5:00pm MST and must be received by 10:00am MST

☐ **TWO-HOUR SERVICE, ADD $400.00**
Document will be examined within 2-hours of submission Must be received by 3:00pm MST

☑ **NEXT DAY SERVICE, ADD $100.00**
Document will be examined by 5:00pm MST on the next business day. Must be received by 5:00pm MST

PAYMENT:

☐ MOD Account #: _____   Total amount to deduct: _____

Cash - do not mail cash. We do not accept bills over $20.00.
Cash may be used only for in-person submittals at the Phoenix office ONLY (Tucson does not accept cash).
Checks or money orders - must be made payable to "Arizona Corporation Commission," with all words spelled out and no abbreviations. Checks must be completely and properly filled out, including the amount sections. UNACCEPTABLE CHECKS include: no imprinted or preprinted name and address of the account holder; no imprinted or preprinted check number; handwritten or stamped names, addresses, or check numbers; temporary checks (new accounts).
Credit cards - may be used for in-person submittals, and for online corporation annual reports, online name reservations, or online certificates of good standing. We accept only Visa or MasterCard.

REQUIRED - RETURN DELIVERY OPTION (<u>PLEASE PRINT CLEARLY</u> and select only ONE):
NOTE: PHONE NUMBER <u>REQUIRED</u> FOR ALL RETURN DELIVERY OPTIONS

☐ Email	Email address **REQUIRED**:	
	Phone number **REQUIRED**:	
☐ Pick up	Name:	
	Phone number **REQUIRED**:	
☑ Mail	Name: Lyn Yaffe, EPR-Technologies, Inc.	
	Address: 23041 Wild Hunt Drive	
	City: Gaithersburg	State: Maryland	Zip: 20882
	Phone number **REQUIRED**: 301-467-2838	

DOCUMENTS WILL BE MAILED IF THEY ARE NOT PICKED UP IN A TIMELY MANNER (APPROXIMATELY ONE WEEK)

FOR ARIZONA CORPORATION COMMISSION USE ONLY.
PICK-UP BY: _____   DATE: _____

View current processing times at: http://azcc.gov/docs/default-source/corps-files/document-processing-times.pdf

ARTICLES OF AMENDMENT
FOR-PROFIT CORPORATION
Read the Instructions C014i

1. **ENTITY NAME** – give the exact name of the corporation as currently shown in A.C.C. records:

   EPR-Technologies, Inc.

2. **Name Change** – type or print the exact NEW name of the entity in the space below:

   _____

3. Date on which the attached amendment was adopted: 18 February 2022 _____.

4. Does the amendment provide for an exchange, reclassification or cancellation of **issued** shares?
   ☐ Yes – go to number 4.1 and continue.   ☒ No – go to number 5 and continue.

   4.1   If your answer to number 4 was "yes," does the amendment contain provisions for implementing the exchange, reclassification or cancellation of issued shares?
   ☐ Yes – go to number 5 and continue.   ☐ No – go to number 4.2 and continue.

   4.2   If your answer to number 4.1 was "no," you must provide a statement of the provisions for implementing the exchange, reclassification or cancellation of issued shares – attach a separate sheet with the statement.

5. Check one box concerning approval of the amendment and follow instructions (review the Instructions C014i for information about voting groups):

   ☒ Approved by incorporators or board of directors without shareholder action, and shareholder approval was not required or no shares have been issued– go to number 6.

   ☐ Approved by shareholders but not voting groups – complete numbers 5.1 and 5.2.

   ☐ Approved by shareholders *and* voting groups – complete numbers 5.1, 5.2, and 5.3.

   ☐ Approved by voting group(s) only – complete numbers 5.1 and 5.3.

   5.1   Shares – list below each class and/or series of shares and the total number of outstanding shares for each class or series (*example*: common stock, 100 shares). If more space is needed, check this box ☐ and complete and attach the Shares Issued Attachment form C097.

Class:	Series:	Total:
Class:	Series:	Total:
Class:	Series:	Total:
Class:	Series:	Total:
Class:	Series:	Total:

5.2 Shareholder approval (all blanks must be filled in):

Total votes entitled to be cast	Votes in favor that were sufficient for approval of amendments	Votes against amendments

5.3 Voting Groups – complete each blank below *for each voting group*. Review the Instructions C014i for information about voting groups. If more space is needed, check this box ☐ and complete and attach the Voting Attachment form C089.

Voting Group (class / series)	Total votes in voting group	Undisputable votes at meeting	Votes in favor that were sufficient for approval of amendments	Votes against amendments

6. A copy of the corporation's amendment must be attached to these Articles.

Amendment to Articles of Incorporation attached.

SIGNATURE: By checking the box marked "I accept" below, I acknowledge *under penalty of law* that this document together with any attachments is submitted in compliance with Arizona law.

☒ I ACCEPT

Signature

Lyn Yaffe, M.D., Co-Founder, Chairman, and CEO
Printed Name

18 February 2022
Date

REQUIRED – check only one:

☐ I am the **Chairman of the Board of Directors** of the corporation filing this document.	☐ I am a duly-authorized **Officer** of the corporation filing this document.	☐ I am a duly authorized **bankruptcy trustee**, receiver, or other court-appointed fiduciary for the corporation filing this document.

Expedited or Same Day/Next Day services are available for an additional fee – see Instructions or Cover sheet for prices.

Filing Fee: $25.00 (regular processing) All fees are nonrefundable - see Instructions.	Mail: Arizona Corporation Commission - Examination Section 1300 W. Washington St., Phoenix, Arizona 85007 Fax (for Regular or Expedite Service ONLY): 602-542-4100 Fax (for Same Day/Next Day Service ONLY): 602-542-0900

Please be advised that A.C.C. forms reflect only the **minimum** provisions required by statute. You should seek private legal counsel for those matters that may pertain to the individual needs of your business. All documents filed with the Arizona Corporation Commission are **public record** and are open for public inspection.
If you have questions after reading the Instructions, please call 602-542-3026 or (within Arizona only) 800-345-5819.

Arizona Corporation Commission – Corporations Division
Page 2 of 2

C014.004
Rev: 6/2020



Article of Amendment For-Profit Corporation

Amendment to the Articles of Incorporation
EPR-Technologies, Inc.

The undersigned, who is the duly elected Chairman and CEO, EPR-Technologies, Inc., an Arizona Corporation (the "Company"), does hereby certify, as follows:

The Articles of Incorporation have been amended by unanimous written consent of the Board, on 18 February 2022, to read in its entirety, the amendment, as follows below.

"The Company is authorized to issue preferred shares designated "Preferred Series, "A" Class Shares. The total number of Preferred Shares which this Corporation is authorized to issue is One Hundred Million (100,000,000) Preferred Shares. The holders of the Preferred Shares shall have non-voting rights on each matter submitted to the Company. Other Preferred Share rights, privileges, terms, and conditions remain materially equivalent to the rights, privileges, terms, and conditions applicable to voting Common Shares. Each Preferred Share shall remain entitled to dividend rights and preferred liquidation rights as set by the Board of Directors before the dividend rights and liquidation rights of Common Shares."

"The foregoing Amendment to the Articles of Incorporation has been submitted and shall remain in full force and effect on the date hereof. The authorized undersigned has executed this Amendment as of 18 February 2022 on behalf of the Board of Directors."

_____   18 February 2022

Lyn Yaffe, M.D.   Date
Co-founder, Chairman, and CEO
EPR-Technologies, Inc.

 **FedEx.**

February 23, 2022

Dear Customer,

The following is the proof-of-delivery for tracking number: 270098577418

Delivery Information:

Status:	Delivered	Delivered To:	Receptionist/Front Desk
Signed for by:	F.FORESTER	Delivery Location:	
Service type:	FedEx Priority Overnight		
Special Handling:	Deliver Weekday; Direct Signature Required		Phoenix, AZ,
		Delivery date:	Feb 23, 2022 10:01

Shipping Information:

Tracking number:	270098577418	Ship Date:	Feb 22, 2022
		Weight:	0.5 LB/0.23 KG

Recipient:	**Shipper:**
Phoenix, AZ, US,	Gaithersburg, MD, US,

Signature image is available. In order to view image and detailed information, the shipper or payor account number of the shipment must be provided.

Thank you for choosing FedEx